Exhibit 99.1

For immediate release

Sify reports revenues of INR1.80 billion for third quarter of fiscal year 2011-12

EBITDA for the quarter stood at INR 136 million, up 46% over same quarter previous year

Chennai, Monday, January 30, 2012: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and ICT Services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the third quarter of fiscal year 2011-12.

Performance Highlights Q 3 FY 11-12:

•	Revenues for the quarter ended December 31, 2011 was INR 1805 million.

•	Revenue from Enterprise services was at INR 1526 million, up approximately 5% and from Software services was INR 182 million, up approximately 16% over same quarter last year.

•	Revenue from Commercial and Consumer services was INR 97 million for the third quarter.

•	EBITDA for the quarter increased to INR 136 million, as compared to INR 93 million in the same quarter previous year.

•	Net loss for the quarter reduced to INR 73 million, as against a net loss of INR 96 million in the same quarter previous year.

•	Capex during the quarter was INR 225 million. Cash balance at the end of the quarter was INR 658 million and undrawn line of credit stood at INR 335 million.

Mr. Raju Vegesna, Chairman & MD, said, “We are pleased to present our financial performance for the third quarter of FY 2011-12 against the backdrop of reaching an important milestone towards becoming India’s premier ICT player.

Our Cable landing Station in Mumbai is ready for operations, making Sify the first ICT company in India to own a cable landing station for international submarine cable systems. With the opening of this landing station, Gulf Bridge International (GBI) became the first to land their sub-sea cable system in India.

Sify also signed a Landing Party Agreement (LPA) with MENA Submarine Cable System S.A.E, a licensed telecommunications operator in Egypt. This Cable Landing Station positions Sify well for the growing opportunities for ICT and cloud services across the world.

In early 2011, Sify had announced a strategic investment in Europe India Gateway (EIG) cable capacities to support our expanding global operations across Europe, Middle East and Africa. We are happy to share that the EIG cable has gone live up to Europe this quarter. A US $700 million high-capacity fiber-optic cable, EIG will be the first, direct, high-bandwidth optical fiber system from the UK to India.

The State Data Centre for Kerala has gone live, making it our second on-stream State Data Centre out of a total of five we have won to-date. We are looking at consistent recurring revenues from these State Data Centres for the next 5 years.

Our strategy to drive Network, IT Services and Software as a complete portfolio of services to Enterprise customers in India and International markets, is allowing us to better capitalise our skills and service offerings.

Consistent with our strategy to develop solutions for the large and growing SMB segment, our Commercial and Consumer business continues to expand their market share in both small and medium enterprises and SOHO businesses. As targeted, most of the growth is coming from Tier II and III cities. In addition to our portfolio of network and internet services to the SMB market, we have introduced value-added IT services tailored to this market, such as Sify mystorage, our automatic backup and storage service for SOHO and SMBs.

Horizontal expansion of the services basket is also yielding good dividends for the Software services helped largely due to the demand for automation of services, both from the government and allied bodies.

Both the Central and State governments are pursuing an agenda of digitizing existing records, building a central storage repository and augmenting connectivity and going forward, we should see more opportunities emerging for our products and services.”

Mr. MP Vijay Kumar, Chief Financial Officer, said, “The Company remains focussed on optimising cost and cash flow with operating cash flow continuing to be positive.

Cash balance at the end of the quarter was INR 658 million and undrawn line of credit stood at INR 335 million.

Our investments in EIG and our Cable Landing Station in Mumbai should see cash generation soon.

Our inclusion into the NASDAQ Global Select Markets is a significant endorsement of our corporate practises.”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS

(In INR million)

	September 30,	September 30,	September 30,	September 30,
	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	Dec 2011	Dec 2010	Sept 2011	March 2011
Enterprise	1,526	1,454	1,544	5,753
Software	182	157	176	607
Commercial and consumer	97	124	95	526

Revenue	1,805	1,735	1,815	6,886

Cost of Revenues	(1,013)	(1,077)	(1,047)	(4,209)

Selling, General and Administrative Expenses	(656)	(565)	(610)	(2,442)

EBIDTA	136	93	158	235

Depreciation and Amortisation expensese	(172)	(175)	(172)	(688)

Net Finance Expenses	(57)	(61)	(72)	(213)

Other Income	17	20	0	73

Share of Affiliates	3	27	13	73

Profit / (loss) Before tax	(73)	(96)	(73)	(520)

Income Taxes	—	—	—	—

Profit / (loss) for the period	(73)	(96)	(73)	(520)

BUSINESS HIGHLIGHTS:

Enterprise business

Network services

•	Network services have picked up additional business from existing clients across industries like BFSI, Pharma, Manufacturing and PSUs.

•	The International Voice business grew by 11% over same quarter previous year.

•	Our Undersea Cable Landing station (CLS) in Mumbai is ready for operations.

•	Further to signing GBI as our first client for the CLS, we have also signed MENA Submarine Cable System S.A.E to use the additional capacity in our Cable Landing Station.

•	Europe India Gateway (EIG) up to Europe has gone live.

IT Services

•	Revenue from Value added services on our cloud platform have grown by 95% and Hosting has grown by 17% over same quarter last year.

•	Hosting and Managed services have also raked up major wins with long term contracts this quarter.

•	Security services have already notched up impressive wins across industries like auto, direct marketing, insurance and banking.

Commercial & Consumer services

•	Commercial & Consumer services have registered an increase in revenue to INR 97 million against previous quarter.

•	Our SMB customer base from multiple industries including Manufacturing, Dealers, professionals and retail outlets has grown by over 78% YTD.

•	The quarter saw the release of Sify mystorage, a cloud-based automatic storage and backup solution. For more information, please log on to https://storage.sifyservices.com/

•	Sify sports (www.sports.sify.com) is now among the top 5 sports sites in the country. Sify Finance (www.finance.sify.com) has introduced exclusive sections on Commodities, Silver and Currency.

Software services (http://www.sifysoftware.com/)

•	Revenue of Software services in this quarter has grown by approximately 16% over the corresponding quarter of previous year.

•	Contribution of eLearning related services has increased by 10% over the previous quarter.

•	In what is becoming a repeat act, 55% of our revenues for Application services came from Govt & allied institutions.

•	Skill Assessment (iTest) product line found new takers in the education segment. We are also seeing demand for Recruitment Automation from Govt recruitment agencies, allied bodies and banks.

•	A total of 24 new clients for application services and 4 new clients for eLearning related services have been added this quarter.

•

Maintaining a winning streak at the Annual Brandon Hall Awards, our teams have once again been feted with the Gold award for SmartKit Mobile Solution and a Silver Award for Video Based Training solution.

About Sify Technologies

Sify is among the largest Managed Enterprise, Network and IT Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 710 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today regarded as a domain leader. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services.

The company is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

As a solutions provider, Software services develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions, both in India and globally.

With our Cable landing station and the partnerships inked with several cable companies globally, we are present in almost all the spheres of the ICT eco system.

The expanded Commercial and Consumer business addresses the burgeoning demands of the SMB/SOHO community. The business provides a whole host of services for the retail consumer on the Consumer cloud platform. Sify continues to provide broadband connections for home and at public access points. The portal side of the business operates two of the most popular portals in India, Sify.com and Samachar.com. For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2011, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com